

September 10, 2010

Mr. Fujio Cho
Chairman of the Board
Toyota Motor Corporation
1 Toyota-Cho, Toyota City
Alchi Prefecture 471-8571
Japan

> **Re: Toyota Motor Corporation**
> **Form 20-F For Fiscal Year Ended March 31, 2010**
> **Filed June 25, 2010**
> **Form 6-K**
> **Filed August 31, 2010**
> **File No. 01-14948**

Dear Mr. Cho:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2010

Section 4.B: Business Overview, page 8

1. We note the description of Toyota's response to the recent recalls and other safety measures in this section. However, the description of the factors "…causing concern to many people" is very brief and nonspecific. Please expand this section to provide a more fulsome discussion of the implementation of safety measures initiated or decided upon in fiscal 2010 "to ensure that customers feel safe driving Toyota and Lexus vehicles," including but not limited to the following:

   - the number of vehicles impacted by the four recalls and other safety measures initiated or decided upon in fiscal 2010, in the aggregate and for each matter,

- the vehicle models involved,
- safety measures fully implemented in fiscal 2010 and the timing of safety measures yet to be fully implemented,
- total costs of safety measures implemented or to be implemented, and actual costs incurred in fiscal 2010, and
- the types of costs involved (parts, labor, provision for loaner vehicles, etc.).

Please provide the above information to us as well.

Item 5. Operating and Financial Review and Prospects, page 51
5.A Operating Results, page 51Overview, page 51
Automotive Market Environment, page 51

2. You disclose that amounts accrued at March 31, 2010 in regard to recalls, other safety measures and associated number of claims, lawsuits and government investigations are not material. In view of the number and extent of, and associated publicity with, the recalls initiated in fiscal 2010, and that you have cited the recalls as a factor affecting results a number of times in your analysis of results, we believe investors would be interested in knowing the magnitude of the associated amounts recorded. Please tell us, with a view toward disclosing, the following:

   - The aggregate amount recorded in fiscal 2010 for recalls, other safety measures and associated number of claims, lawsuits and government investigations initiated in fiscal 2010, with separate quantification of amounts recorded for each of the four recalls indicated in the first full paragraph on page 53 and each for claims, lawsuits and government investigations,
   - When amounts associated with each of the separate quantifications indicated in the preceding bullet were first recorded and in what amount,
   - The basis for and adequacy of amounts recorded,
   - Where amounts recorded are reported in your financial statements and in what amount,
   - The aggregate accrued balance and accrued balance for each separate matter indicated in the first bullet at March 31, 2010, with explanation of changes from amounts first recorded, and
   - Changes in amounts accrued subsequent to March 31, 2010, with explanation of the changes.

Financial Services Operations, page 53

3. We note that the allowance for credit losses for finance leases significantly increased in 2010 relative to 2009. Please explain to us the reason for this, especially in view of your disclosures elsewhere in regard to the improved credit environment experienced in 2010.

Results of Operations, page 57

4. Please quantify each factor cited, as appropriate, so that investors may have a context of its relative impact. As examples, you cite on page 59 for Japan sales of Prius and SAI, as well as decreased exports; for North America sales of new Sienna; in several places, foreign currency translation; and the effect of recalls and safety measures within selling, general and administrative expense, without quantification of the effect of any factor. Quantification of each factor is especially useful when two or more factors are cited in explanation of a variance, particularly when there are opposing effects. Refer to section 501.04 of the Codification of Financial Reporting Releases for guidance in this regard. Please revise your disclosure accordingly, and provide us with a copy of your intended revised disclosure.

5. We note on page 23 that you will continue to work towards regaining customer confidence through the implementation of various sales promotion measures. Please tell us and disclose in this section (i) the types of programs offered; (ii) the impact such programs have had on the amount of revenue and results in each period reported, particularly, the gross profit margin percentage; and (iii) management's plans to continue such programs, including expected impact on future sales and results.

6. In connection with the above comment, we note your disclosure on page 80 that factors affecting the estimated residual value at lease maturity include new vehicle incentive programs. Please describe for us with a view toward disclosure in this section how the sales promotion activities implemented impacted residual values of vehicles on lease and the associated allowance for loss in each period reported. Additionally, tell us how this correlates to the disclosure on page 67 that the decrease in the provision for residual value losses in 2010 is primarily attributable to the recovery in the used vehicle market.

7. On page 58 you state that the decrease in net revenues from financial services operations between 2010 and 2009 resulted in part from a decrease in rental income from vehicles and equipment on operating leases. Page F-24 indicates an 11.3% decrease in such income, while page 54 indicates a decrease in the gross dollar amount of total vehicles and equipment on operating leases of 7.9%. Please explain to us the reason for the apparent disproportionate decrease in revenues and the factors that affect the amount of rental income from vehicles.

Cost of Financing Operations, page 62

8. Please explain to us and disclose why and how recalls and other safety measures affect the costs of financing operations.

Other Income and Expenses, page 65

9. Please explain to us and disclose the reason for the significantly greater level of impact of foreign exchange on results for 2010 relative to the level in each of the preceding two years reported.

Critical Accounting Estimates, page 78
Product Warranty, page 79

10. We note the change in the estimation model of expenses related to future recalls and other safety measures. Please expand your discussion to explain the "significant changes in facts and circumstances" in the fourth quarter, or include a reference to such discussion elsewhere in the document, that lead to you changing your model and how these were integrated into the model. Also provide a more robust discussion regarding the material factors, judgments and assumptions management considers in its estimation of expenses related to future recalls and other safety measures, how historical experience and individual experience influences such amounts, particularly those encountered in the fourth quarter of fiscal 2010, and the factors that cause uncertainty in these estimates or amounts to vary materially. Include whether this model is applied to certain products or to all vehicles sold. Further, disclose your expectations of the impact on your annual results from the change in the model. Provide us with a copy of your intended revised disclosure.

11. We note that the amount of warranty costs accrued contains an estimate of warranty claim recoveries to be received from suppliers. Please disclose here the basis for estimated amounts recorded, significant variables included in your estimate, and terms and conditions that impact your estimate, for example, time limitations from when parts were purchased to seek recovery, cap on amounts that can be recovered, etc. Provide us with a copy of your intended revised disclosure. Also, tell us and disclose where appropriate the extent to which warranty costs have been offset by such estimated recoveries in each year presented. Additionally, clarify for us whether the accrued warranty liability presented has been offset by amounts recorded for recoveries. .

Liquidity and Capital Resources, page 83

12. It appears that a discussion of the actual and anticipated impacts on your liquidity and cash flows in regard to your plan to refrain from repurchasing shares in order to prioritize cash reserves in light of the uncertain future of global financial conditions discussed on page 18 would be appropriate here. Please revise your disclosure accordingly.

<u>Notes to the Consolidated Financial Statements, page F-10</u>
<u>Note 2. Summary of significant accounting policies, page F-10</u>
<u>Allowance for credit losses, page F-13</u>

13. Please explain to us how finance receivables are identified for specific reserves. Also, tell us the proportion of your finance receivables evaluated for impairment under Accounting Standards Codification 450-20 and 310-10, respectively.

14. You disclose that the fair value of collateral is used to determine specific reserves on identified receivables. Pursuant to ASC 310-10-35-22, a creditor may measure impairment based on the fair value of the collateral as a practical expedient if the loan is a collateral-dependent loan. Please tell us and disclose how you determine whether a receivable is collateral-dependent for which to base impairment on the fair value of the collateral.

15. You disclose that losses are charged to the allowance when the related collateral is repossessed and sold. Please tell us how your treatment complies with ASC 310-10-35-32 that specifies impairment is to be measured when it is determined that foreclosure is probable.

16. In note 2 you disclose that losses are charged to the allowance, and that any shortfall between proceeds received and the carrying cost of repossessed collateral is charged to the allowance. You also disclose in note 2 that retail and finance lease receivables are charged off in the circumstances described therein. Please clarify for us and in your disclosure whether "charged" means allowed for as expense or written-off.

17. In view of the recent weak global economic conditions experienced, please tell us whether there have been any modifications to any of your finance receivables as addressed by ASC 310-10 and 310-40 in each of the last three fiscal years. If so, please tell us the gross amount of receivables prior to modification that were modified in each year.

<u>Note 4. Supplemental Cash Flow Information, page F-17</u>

18. In regard to the adjustments to "additions to finance receivables" and "collection of finance receivables" in 2009, please explain to us (i) the reason for the adjustments, (ii) how the need for adjustments was identified, and (iii) the 2009 interim periods impacted and in what amounts.

<u>Note 7. Finance receivables, page F-19</u>

19. Pursuant to ASC 310-10-50-15.b and c in regard to impaired finance receivables, please disclose your policy for recognizing interest income, including how cash receipts are recorded, and for each period for which results of operations are presented, average

recorded investment in impaired finance receivables during each period, the related amount of interest income recognized during the time within that period that the receivables were impaired, and unless impracticable, the amount of interest income recognized using a cash basis method of accounting during the time within that period that the receivables were impaired.

Note 11. Allowance for doubtful accounts and credit losses, page F-24

20. In the tabular analysis, please present separate lines each for charge-offs and recoveries, pursuant to ASC 310-10-50-12.

Note 12. Affiliated companies and variable interest entities, page F-25

21. We note that an impairment of $683 million was recorded on a certain equity method investee. Please tell us and disclose the circumstances that lead to the impairment, the nature of the relationship with this affiliated company, and the remaining amount of the investment on the balance sheet at March 31, 2010.

Note 14. Product warranties, page F-29

22. Please disclose the statement of income line item(s) where the expense for future recalls and other safety measures is reported. In addition, provide a tabular reconciliation of the changes in the liability accrued for recalls and other safety measures. Provide us with a copy of your intended revised disclosure.

23. We note the provision for warranties decreased 17.8% in 2010, while sales of products decreased by only 7.6% for 2010. Please explain to us the reason for the apparent disproportionate decrease in the provision.

Form 6-K Filed August 31, 2010

Exhibit 99.3

24. Please present tabular information in consistent chronological order throughout your filing. For example, the balance sheet begins with the current year period, but the statement of income begins with the prior year period. Refer to SAB Topic 11.E for guidance.

Unaudited Consolidated Statements of Income, page 4

25. Please explain to us why net revenues of financing operations are lower in the current year period relative to the comparable prior year period when the balance of finance receivables, net, units sold and financing volume increased in the current year period relative to comparable prior year period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief